Exhibit 99.1

Trilogy International Partners Inc. Reports Fourth Quarter And Full Year 2020 Results

●
Strong full year 2020 financial results in New Zealand with service revenues of $357 million ($549 million NZD) and Adjusted EBITDA of $111 million ($171 million NZD). High margin roaming revenue declined $8 million ($11 million NZD) year-over-year due to border closures resulting from COVID-19.
●
New Zealand posts record service revenues for the fourth quarter; which increased by 16%, over the fourth quarter last year, inclusive of a foreign currency benefit of 6%.
●
Continued growth in New Zealand broadband and postpaid customer bases; broadband and postpaid subscribers increased by 22% and 7%, respectively, over the fourth quarter of last year. B2B postpaid subscriber base at the end of the fourth quarter increased 21% compared to the same period last year.
●
New Zealand Segment Adjusted EBITDA increased $1.2 million, or 5%, over the fourth quarter of last year on an organic basis, which excludes the impact of the new revenue standard, a year-over-year headwind of 2%, and a foreign currency exchange benefit of 6%. New Zealand Segment Adjusted EBITDA, as reported, increased by $2.4 million, or 9%, over the fourth quarter of last year.
●
2degrees announced today it is exploring a partial listing on the New Zealand Stock Exchange and the Australian Securities Exchange; any such listing would be subject to market conditions.
●
Sequential quarterly improvement in operational and financial results in Bolivia with increased customer mobility in the fourth quarter; year over year fourth quarter growth in net additions across all product lines; however, revenues remain under pressure.
●
Strong cash position at the end of the fourth quarter, up 31% over prior year. Consolidated cash and restricted cash at December 31, 2020 was $102.5 million.

BELLEVUE, Washington (March 24, 2021) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the fourth quarter of 2020.

“Our business in New Zealand ended the year showing continued strength,” said Brad Horwitz, President and CEO. “Our mobile B2B customer base grew 21% year-over-year, complementing continued solid performance by our legacy consumer products. We achieved record service revenues in the fourth quarter and double-digit growth in organic Segment Adjusted EBITDA for the year despite continued pandemic-related border closures. Our financial results for the quarter and the year reflect the resilience of our operation and ability to execute in challenging conditions.”

“Given the strength and growth trajectories of 2degrees, we are exploring a partial public listing on the main board of the New Zealand Stock Exchange and on the Australian Securities Exchange. Equity markets are strong globally, telecom valuations are attractive, and the New Zealand dollar is at a multi-year high. An equity event in New Zealand would raise primary capital to accelerate growth initiatives at 2degrees as well as enable Trilogy to reduce the debt it incurred while building the 2degrees business.”

“Our results in Bolivia improved with the modest recovery in our operating conditions during the fourth quarter. Our postpaid mobile and fixed LTE customer bases, as well as corresponding ARPU, increased on a sequential basis and we continue our focus on operating efficiency.”

Trilogy International Partners Inc.	Fourth Quarter 2020

Consolidated Financial Highlights

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg	2020	2019	% Chg

Total revenues	168.8	166.1	2%	610.3	693.9	(12%)

Service revenues	134.6	131.2	3%	504.0	536.4	(6%)

Net (loss) income	(20.2)	38.4	(153%)	(79.7)	24.0	(432%)
Net (loss) income margin(1)	(15.0%)	29.3%	(44.2)pts	(15.8%)	4.5%	(20.3)pts

Adjusted EBITDA(2)	28.6	32.2	(11%)	107.0	138.3	(23%)
Adjusted EBITDA margin(2) (3)	21.3%	24.5%	(3.3)pts	21.2%	25.8%	(4.6)pts

pts - percentage points
Notes:
(1) Net (loss) income margin is calculated as Net (loss) income divided by Service revenues.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Conference Call Information

Call Date: Thursday, March 25, 2021

Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-888-506-0062

International Toll: +1-973-528-0011

No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): https://www.webcaster4.com/Webcast/Page/2180/39480

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010

International Toll: +1-919-882-2331

Replay Access Code: 39480

Trilogy International Partners Inc.	Fourth Quarter 2020

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of December 31, 2020.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker, who assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA). The nature of the business of the Segments is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

No money is currently being sought and no shares or other financial products in 2degrees can currently be applied for or acquired under any offer or intended offer. If an offer of 2degrees shares or other financial products is made, the offer will be made in accordance with the Financial Markets Conduct Act 2013 (New Zealand) and the securities laws of all other applicable jurisdictions.

This press release contains information about our business and performance for the three and twelve months ended December 31, 2020, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Certain amounts in the prior period Consolidated Balance Sheet and Consolidated Statements of Cash Flows related to restricted cash have been reclassified to conform to the current presentation.

Trilogy International Partners Inc.	Fourth Quarter 2020

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Consolidated Financial Statements for the period ended December 31, 2020 (“Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)” and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted the new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Consolidated Statements of Operations and Comprehensive Loss or the Consolidated Statement of Cash Flows. For further information, see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 15 – Leases” to the Consolidated Financial Statements.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	December 31, 2020	December 31, 2019	% Change
End of period NZD to USD exchange rate	0.72	0.67	7%

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2020	2019	% Change	2020	2019	% Change
Average NZD to USD exchange rate	0.69	0.64	6%	0.65	0.66	(1%)

NZD amounts reflect the USD amount as converted according to the average NZD/USD exchange rates as presented in the table above.

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in the Consolidated Financial Statements and related notes for the period ended December 31, 2020 are a result of rounding. Information is current as of March 24, 2021 and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the year ended December 31, 2020 and for the year end December 31, 2019, Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Trilogy International Partners Inc.	Fourth Quarter 2020

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans. We continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During 2020 and through the filing date of the Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia, including:

●
a reduction in prepaid and postpaid subscriber acquisition activity in both markets;
●
a reduction in postpaid subscriber churn in New Zealand;
●
a substantial variation in both postpaid and prepaid subscriber churn trends in Bolivia;
●
a temporary closure of physical distribution channels and a reduction in retail traffic in both markets;
●
a substantial decrease in prepaid revenues and postpaid cash collections in Bolivia;
●
a decrease in wireless roaming revenue to nearly zero in both markets due to travel restrictions;
●
an increase for the year ended December 31, 2020 of 18% in consolidated bad debt expense compared to the same period last year, primarily related to trends in Bolivia; and
●
the deferral or cancelation of capital expenditure projects in both markets.

In New Zealand, the government’s swift and significant response in March and April 2020 had an immediate impact on customer acquisition and revenues. In an effort to mitigate the economic impact of the pandemic, 2degrees announced in April 2020 that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees’ workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (as defined in Note 18 – Segment Information to the Consolidated Financial Statements), began to improve sequentially in the latter part of the second quarter and continued to improve through the remainder of 2020 as compared to the first months of the pandemic. In August, however, new community transmission cases of COVID-19 were identified and the country reinstated certain restrictions, with more stringent levels applied to the city of Auckland, where these cases were identified. The restrictions lasted, to varying degrees across the country, through mid-October. Although the financial impact related to these restrictions was not significant, subscriber acquisition was adversely affected. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees faces a risk of increased bad debt expense and continued suppression of roaming revenues as international travel is restricted, although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand to date. Over the course of 2020 as compared to the periods before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel’s customers. In June 2020, the Bolivian government permitted providers to migrate delinquent customers to a free plan (referred to as the “Lifeline plan”) with only very basic services. Customers were not invoiced for services provided under the Lifeline plan, and revenue was not recognized during this period of service. The migration of delinquent customers to Lifeline plans resulted in an improvement in collections, as many of these customers paid past due amounts in order to reestablish their previous level of service. The government has also clarified that providers may not offer service to new subscribers who have outstanding bills with other providers.

Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, including discontinuing the Lifeline plan. As a result, NuevaTel commenced a process of deactivating Lifeline plan customers who were unable or unwilling to pay past due amounts, including providing offers to structure payment plans for these customers. This deactivation process resulted in nearly 84 thousand postpaid Lifeline plan customers and approximately five thousand fixed LTE subscribers being deactivated from the network. Between the deactivation date and December 31, 2020, approximately 30 thousand postpaid and approximately 1,500 fixed LTE subscribers reactivated service. NuevaTel worked with customers who were deactivated in September to resolve outstanding amounts owed with the objective of reactivating customers through the end of 2020. However, the longer a customer has been deactivated, the lower the likelihood of reactivation.

Trilogy International Partners Inc.	Fourth Quarter 2020

Throughout 2020 and continuing into early 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses through the year ended December 31, 2020. These net losses impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s beginning of year net deferred tax asset balance of $11.4 million. Additionally, management did not record the benefit associated with NuevaTel’s net deferred tax assets of $8.4 million that originated during the year ended December 31, 2020. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable as of December 31, 2020. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel’s financial performance could cause management to change its expectation with respect to NuevaTel’s ability to generate long-term cash flows and thus trigger a review of long-lived assets for impairment. Specifically, if NuevaTel’s business does not experience an improvement in key financial metrics, including revenue growth, subscriber stability and increased Segment Adjusted EBITDA during fiscal year 2021, the expectation of recoverability of long-lived assets could change. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical. Management will continue to monitor financial and operational metrics and evaluate whether facts and circumstances have changed and testing of assets for impairment is required. The balances of NuevaTel’s long-lived assets subject to recoverability consideration are material.

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts throughout the year, resulting in $33.9 million of cash at NuevaTel as of December 31, 2020. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in October and November 2020. Separation costs associated with the reduction in workforce were not material. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

As we look ahead, the New Zealand government continues to manage effectively the COVID-19 situation with swift action to control the disease. Although small outbreaks occurred during latter part of 2020, which required varying levels of increased societal restrictions, the government has been able to lift most restrictions and allow residents and businesses to resume activity. Although we have seen recent improvements in customer acquisition, trends are still below pre-COVID-19 levels as retail store foot traffic across our Company-owned stores, and retail more broadly, has not fully recovered. Additionally, continued border closures have significantly impacted roaming revenues and these revenues will remain under pressure until borders are reopened and international travel resumes. The New Zealand government recently announced its intention to continue its border closure policy through most of 2021. The New Zealand government has implemented a number of stimulus efforts, including wage subsidies and mortgage holidays. The wage subsidies assistance ended in September 2020, while the mortgage holidays were extended to March 31, 2021. The conclusion of these government programs may have an adverse impact on the New Zealand economy that could impact our customers and our business, including an increase in bad debt expense and an impact on ARPU (see “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” in Operating Results contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020).

In Bolivia, new COVID-19 case counts began to decline in August and the trend continued through early December. The Bolivian government eased some restrictions effective September 1, 2020, with the removal of the national quarantine measures. Effective December 1, 2020, the Bolivian government declared a recovery period for the country, which further expanded on reopening activities within the country. Although certain local restriction measures remain in effect, Bolivian citizens have increased mobility and economic activity is expected to follow. In September, we observed improvements in retail store foot traffic and customer acquisition, which returned to pre-COVID-19 levels. Subsequent to September, however, retail store foot traffic has moderated and trended below levels seen in the prior year and in January 2021, Bolivia experienced a substantial increase in new COVID-19 case counts. While we are encouraged by the sequential increase in activity levels during the third and fourth quarter of 2020, the outlook remains uncertain for subscriber acquisition and for growth in the demand for our network services. As with many other countries around the world, changes in infection trends could compel the government to implement more stringent societal restrictions, which would have a related impact on our business. Economic uncertainty within Bolivia continues to persist and the risk remains for elevated levels of bad debt expense in the future. Additionally, new legislation in Bolivia requires telecom providers to refrain from disconnecting customers in localities in which pandemic emergencies are declared. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to focus on managing NuevaTel’s working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist, even after strict quarantine measures have generally been lifted. Nevertheless, we continue to believe in the resilience and critical nature of the telecommunications services that we provide to our customers.

Trilogy International Partners Inc.	Fourth Quarter 2020

Consolidated Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg	2020	2019	% Chg

Revenues
New Zealand	131.3	117.5	12%	458.9	486.4	(6%)
Bolivia	37.4	48.4	(23%)	151.0	206.8	(27%)
Unallocated Corporate & Eliminations	0.1	0.2	(62%)	0.4	0.7	(41%)
Total revenues	168.8	166.1	2%	610.3	693.9	(12%)

Total service revenues	134.6	131.2	3%	504.0	536.4	(6%)

Net (loss) income	(20.2)	38.4	(153%)	(79.7)	24.0	(432%)
Net (loss) income margin(1)	(15.0%)	29.3%	(44.2) pts	(15.8%)	4.5%	(20.3) pts

Segment Adjusted EBITDA
New Zealand	29.6	27.3	9%	111.4	106.3	5%
Bolivia	1.5	7.4	(80%)	6.6	42.5	(84%)
Unallocated Corporate & Eliminations	(2.5)	(2.5)	1%	(11.0)	(10.5)	(5%)
Adjusted EBITDA(2)	28.6	32.2	(11%)	107.0	138.3	(23%)
Adjusted EBITDA margin(2)(3)	21.3%	24.5%	(3.3) pts	21.2%	25.8%	(4.6) pts

Cash (used in) provided by operating activities	(0.1)	12.0	(101%)	40.9	45.7	(10%)

Capital expenditures(4)	30.8	20.8	48%	77.3	85.2	(9%)
Capital intensity	23%	16%	7 pts	15%	16%	(1) pts

pts - percentage points
Notes:
(1) Net (loss) income margin is calculated as Net (loss) income divided by Service revenues.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Trilogy International Partners Inc.	Fourth Quarter 2020

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg	2020	2019	% Chg

Revenues
Wireless service revenues	71.9	65.2	10%	266.6	261.2	2%
Wireline service revenues	24.0	18.0	33%	83.5	69.3	21%
Non-subscriber international long distance and other revenues	2.2	1.7	33%	6.8	6.7	1%
Service revenues	98.1	84.8	16%	357.0	337.3	6%
Equipment sales	33.2	32.7	2%	101.9	149.1	(32%)
Total revenues	131.3	117.5	12%	458.9	486.4	(6%)

Segment Adjusted EBITDA	29.6	27.3	9%	111.4	106.3	5%
Segment Adjusted EBITDA margin(1)	30.2%	32.1%	(1.9)pts	31.2%	31.5%	(0.3)pts

Capital expenditures(2)	24.2	10.3	135%	65.1	59.6	9%
Capital intensity	25%	12%	13pts	18%	18%	1pts

Subscriber Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(Thousands unless otherwise noted)	2020	2019	% Chg	2020	2019	% Chg

Postpaid
Gross additions	23.3	29.5	(21%)	83.3	104.3	(20%)
Net additions	12.2	15.3	(20%)	33.2	48.3	(31%)
Total postpaid subscribers	511.8	478.5	7%	511.8	478.5	7%
Prepaid
Net additions (losses)	3.1	18.3	(83%)	(8.9)	14.8	(160%)
Total prepaid subscribers	971.3	980.2	(1%)	971.3	980.2	(1%)
Total wireless subscribers	1,483.1	1,458.8	2%	1,483.1	1,458.8	2%

Wireline
Gross additions	11.6	12.2	(5%)	50.1	47.8	5%
Net additions	3.3	5.9	(44%)	23.9	26.1	(8%)
Total wireline subscribers	131.8	107.8	22%	131.8	107.8	22%
Total subscribers	1,614.8	1,566.6	3%	1,614.8	1,566.6	3%

Monthly blended wireless ARPU ($, not rounded)	16.23	15.06	8%	15.11	15.25	(1%)
Monthly postpaid wireless ARPU ($, not rounded)	30.78	29.96	3%	29.29	31.25	(6%)
Monthly prepaid wireless ARPU ($, not rounded)	8.59	7.67	12%	7.82	7.60	3%
Monthly residential wireline ARPU ($, not rounded)	50.11	44.69	12%	46.67	46.17	1%
Blended wireless churn	1.8%	2.5%	(0.7)pts	2.0%	2.6%	(0.6)pts
Postpaid churn	1.0%	1.2%	(0.2)pts	1.0%	1.2%	(0.3)pts

pts - percentage points
Notes:
(1) Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(2) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Trilogy International Partners Inc.	Fourth Quarter 2020

Revenues

New Zealand total revenues increased by $13.8 million, or 12%, for the three months ended December 31, 2020, compared to the same period in 2019, primarily due to an increase in service revenues. Additionally, service revenues and total revenues for the quarter were impacted favorably by a 6% increase in foreign currency exchange.

Service revenues increased by $13.3 million, or 16%, for the three months ended December 31, 2020, compared to the same period in 2019. Excluding the impact of foreign currency exchange, service revenues increased by $7.7 million, or 9%, compared to the same period in 2019. The increase in reported service revenues was primarily due to the following:

●
Postpaid service revenues increased by $4.4 million, or 10%, compared to the fourth quarter of 2019. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $1.6 million, or 4%, over the same period in 2019. The increase in revenues was primarily due to a 7% increase in our postpaid subscriber base at the end of the fourth quarter of 2020 as compared to the same period over the prior year, and was partially offset by a decline in high margin roaming revenues in the quarter as New Zealand’s borders remained closed due to COVID-19;
●
Prepaid service revenues increased by $2.7 million, or 12%, compared to the fourth quarter of 2019. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $1.2 million, or 5%, compared to the fourth quarter of 2019. This was driven primarily by an increase in prepaid ARPU as subscribers adopted higher value plans; and
●
Wireline service revenues increased by $6.0 million, or 33%, compared to the fourth quarter of 2019. Excluding the impact of foreign currency exchange, wireline service revenues increased by $4.9 million, or 25%, compared to the fourth quarter of 2019. This increase was driven primarily by a 22% year-over-year growth in the wireline customer base, coupled with an increase in wireline ARPU.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased by $2.4 million, or 9%, for the three months ended December 31, 2020, compared to the same period in 2019. On an organic basis Segment Adjusted EBITDA increased by $1.2 million, or 5%, for the three months ended December 31, 2020, compared to the same period in 2019. which excludes the impact of the new revenue standard, a year-over-year headwind of 2%, and a foreign currency exchange benefit of 6%. The 9% reported increase in Segment Adjusted EBITDA was primarily the result of the aforementioned increases in revenues and the following changes in operating costs:
●
Cost of service increased by $4.6 million, or 16%, primarily due to an increase in transmission expense associated with the growth in broadband subscribers coupled with other individually insignificant items. These increases were partially offset by a decrease in combined network sharing and national roaming costs due to a network sharing agreement which commenced in the second quarter of 2020;
●
Sales and marketing increased by $3.3 million, or 27%, primarily due to an increase in advertising and promotion costs, which had been curtailed during the first three quarters of the year, as well as an increase in commission expense associated with higher amortization expense of $1.1 million relating to certain contract acquisition costs capitalized beginning upon adoption of the new revenue standard on January 1, 2019; and
●
General and administrative increased by $2.2 million, or 15%, primarily due to an increase in salaries and wages, and employee bonuses, partially offset by a decline in bad debt associated with improvements in collections during 2020.

Capital Expenditures

Capital expenditures increased by $13.9 million, or 135%, for the three months ended December 31, 2020, compared to the same period in 2019, and was primarily due to the reprioritization of certain capital expenditures until later in 2020, as a result of the impact of COVID-19. Capital expenditures during the fourth quarter 2020 were primarily focused on mobile LTE and transmission network assets as well as IT development initiatives.

Trilogy International Partners Inc.	Fourth Quarter 2020

Bolivia

Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg	2020	2019	% Chg

Revenues
Wireless service revenues	36.0	45.6	(21%)	144.8	196.0	(26%)
Non-subscriber international long distance and other revenues	0.5	0.6	(17%)	1.8	2.4	(27%)
Service revenues	36.5	46.1	(21%)	146.6	198.4	(26%)
Equipment sales	0.9	2.2	(58%)	4.4	8.4	(48%)
Total revenues	37.4	48.4	(23%)	151.0	206.8	(27%)

Segment Adjusted EBITDA	1.5	7.4	(80%)	6.6	42.5	(84%)
Segment Adjusted EBITDA margin(1)	4.0%	16.1%	(12.1)pts	4.5%	21.4%	(16.9)pts

Capital expenditures(2)	6.5	10.5	(38%)	12.3	25.6	(52%)
Capital intensity	18%	23%	(5)pts	8%	13%	(5)pts

Subscriber Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(Thousands unless otherwise noted)	2020	2019	% Chg	2020	2019	% Chg

Postpaid
Gross additions	15.6	12.5	25%	50.1	61.8	(19%)
Net additions (losses)	3.3	(12.7)	126%	(60.6)	(17.2)	(253%)
Total postpaid subscribers	259.0	319.6	(19%)	259.0	319.6	(19%)
Prepaid
Net additions (losses)	173.9	(122.2)	242%	(7.9)	(166.9)	95%
Total prepaid subscribers	1,459.3	1,467.2	(1%)	1,459.3	1,467.2	(1%)
Total wireless subscribers(3)	1,779.0	1,849.6	(4%)	1,779.0	1,849.6	(4%)

Monthly blended wireless ARPU ($, not rounded)	7.10	7.93	(10%)	6.65	8.42	(21%)
Monthly postpaid wireless ARPU ($, not rounded)	21.19	20.63	3%	20.12	20.67	(3%)
Monthly prepaid wireless ARPU ($, not rounded)	4.19	4.91	(15%)	3.80	5.53	(31%)
Blended wireless churn	5.6%	8.2%	(2.6)pts	5.8%	7.3%	(1.5)pts
Postpaid churn	1.6%	2.9%	(1.3)pts	3.2%	2.3%	1.0pts

pts - percentage points
Notes:
(1) Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(2) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.
(3) Includes public telephony, fixed LTE and other wireless subscribers.

Trilogy International Partners Inc.	Fourth Quarter 2020

Revenues

Bolivia total revenues declined by $11.0 million, or 23%, for the three months ended December 31, 2020, compared to the same period in 2019, due to a decrease in service revenues of $9.7 million, or 21%. Prepaid service revenues declined by $5.3 million, or 23%, primarily due to a 15% decrease in prepaid ARPU, as a result of continued data pricing pressure. Postpaid service revenues declined by $3.8 million, or 19%, compared to the same period last year as a result of a 19% decline in the subscriber base, partially offset by a 3% increase in postpaid ARPU, primarily due to a mix shift to higher value plans.

Segment Adjusted EBITDA

Segment Adjusted EBITDA declined by $6.0 million, or 80%, for the three months ended December 31, 2020, compared to the same period in 2019, primarily due to the $11.0 million, or 23%, decrease in total revenues. The decline in revenue was partially offset by a decline in operating expenses of $3.5 million, or 7%, primarily due to the following:

●
Cost of service declined by $1.0 million, or 5%, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of our network, coupled with a decrease in site maintenance expense as well as other individually insignificant items. These decreases were partially offset by an increase in net site costs of $0.5 million as a result of the tower sale-leaseback transaction;
●
Sales and marketing declined by $1.1 million, or 13%, primarily due to a decrease in customer retention costs, salaries and wages, and office-related expenses associated with continued cost controls implemented due to COVID-19. These decreases were partially offset by an increase in advertising and promotion costs;
●
General and administrative expenses declined by $1.7 million, or 17%, primarily due to a $0.9 million decrease in consulting costs, coupled with a decrease in office-related expenses and other individually insignificant items;
●
Cost of equipment sales declined by $0.5 million, or 18%, primarily due to a decrease in the volume of handsets sold during the fourth quarter of 2020 compared to the same period last year; and
●
Loss on disposal of assets and sale-leaseback transaction increased by $1.6 million, or 102%, due to the gain recognized in 2019 related to the tower sale-leaseback transaction. The impact of this gain was excluded from Segment Adjusted EBITDA.

Capital Expenditures

Capital expenditures declined by $4.0 million, or 38%, for the three months ended December 31, 2020, compared to the same period in 2019, mainly due to the timing of spending and continued deferral of capital projects as a result of the impact of the COVID-19 pandemic.

Trilogy International Partners Inc.	Fourth Quarter 2020

Review of Consolidated Performance

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg	2020	2019	% Chg

Consolidated Adjusted EBITDA(1)	28.6	32.2	(11%)	107.0	138.3	(23%)
Consolidated Adjusted EBITDA margin(1)(2)	21.3%	24.5%	(3.3) pts	21.2%	25.8%	(4.6) pts

(Deduct) add:
Interest expense(3)	(12.7)	(11.3)	(13%)	(46.5)	(46.0)	(1%)
Change in fair value of warrant liability	0.1	0.2	(66%)	(0.0)	0.0	n/m
Depreciation, amortization and accretion	(27.3)	(27.9)	2%	(107.0)	(109.8)	3%
Income tax (expense) benefit	(5.5)	44.4	(112%)	(23.1)	40.8	(157%)
Other(4)	(3.4)	0.8	(514%)	(10.1)	0.7	n/m
Net (loss) income	(20.2)	38.4	(153%)	(79.7)	24.0	(432%)

n/m - not meaningful
Notes:
(1) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3) Finance costs includes Interest expense. For a description of these costs, see "Finance costs" below.
(4) Other includes the following: Equity-based compensation, Gain on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Trilogy International Partners Inc.	Fourth Quarter 2020

Earnings per share

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions except per share data)	2020	2019	2020	2019

Net (loss) income attributable to Trilogy International Partners Inc.	(12.4)	17.3	(47.8)	2.9

Weighted Average Common Shares Outstanding:
Basic	57,929,607	56,954,425	57,671,818	56,629,405
Diluted	57,929,607	57,162,702	57,671,818	56,787,345

Net (loss) income Per Share:
Basic	(0.21)	0.30	(0.83)	0.05
Diluted	(0.21)	0.30	(0.83)	0.05

Finance costs

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg	2020	2019	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.2	2.4	(10%)	9.5	11.2	(14%)
Bolivia	0.6	0.5	12%	2.0	1.7	20%
Corporate	10.0	8.3	20%	35.0	33.2	5%
Total Interest on borrowings	12.7	11.3	13%	46.5	46.0	1%

Trilogy International Partners Inc.	Fourth Quarter 2020

Depreciation, amortization and accretion

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg	2020	2019	% Chg

New Zealand	17.0	16.8	2%	64.6	64.2	1%
Bolivia	10.2	11.0	(7%)	41.9	44.9	(7%)
Corporate	0.1	0.2	(58%)	0.4	0.7	(39%)
Total depreciation, amortization and accretion	27.3	27.9	(2%)	107.0	109.8	(3%)

Interest expense

Interest expense increased by $1.4 million for the three months ended December 31, 2020, compared to the same period in 2019, primarily due to an increase in interest expense related to the issuance of $50 million of senior secured notes by Trilogy International South Pacific LLC in 2020. See Note 7 – Debt to the Consolidated Financial Statements for further information.

Income tax (expense) benefit

Income tax expense increased by $49.8 million for the three months ended December 31, 2020, compared to the same period in 2019, primarily due to a change in the valuation allowance and resulting recognition of the net deferred tax assets in New Zealand in 2019. The increase in income tax expense was also due to the valuation allowance recorded in 2020 against the Company’s deferred tax assets in Bolivia. See further discussion under “Impact of COVID-19 on our Business” and Note 17 – Income Taxes to the Consolidated Financial Statements.

Other

Other expense increased by $4.2 million for the three months ended December 31, 2020, compared to the same period in 2019, due to individually immaterial changes in various items within the period.

Trilogy International Partners Inc.	Fourth Quarter 2020

Managing our Liquidity and Financial Resources

As of December 31, 2020, the Company had approximately $102.5 million in cash, cash equivalents and restricted cash of which $30.6 million was held by 2degrees, $34.4 million was held by NuevaTel, and $37.5 million was held at headquarters and others. Cash, cash equivalents and restricted cash increased $24.1 million since December 31, 2019, primarily due to net proceeds from debt and cash provided by operating activities, partially offset by purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. From a cash and liquidity standpoint, NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts throughout the year, resulting in $33.9 million of cash at NuevaTel as of December 31, 2020. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in October and November 2020. Separation costs associated with the reduction in workforce were not material. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

We are of the opinion that our working capital together with anticipated cash generated from operations will be adequate to meet our requirements, including funding of capital expenditures, for the next twelve months following the issuance date of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. Consistent with our focus on preserving liquidity and supporting our subsidiaries’ ability to generate future cash flows, the Company has determined that the payment of dividends will be suspended until further notice.

Operating, investing and financing activities

	Twelve Months Ended December 31,
(US dollars in millions)	2020	2019	% Chg

Net cash provided by (used in):
Operating activities	40.9	45.7	(10%)
Investing activities	(86.4)	(46.3)	(87%)
Financing activities	67.8	34.0	100%
Net increase in cash and cash equivalents	22.3	33.4	(33%)

Operating activities

Cash flow provided by operating activities declined by $4.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This change was mainly due to changes in working capital accounts in 2020 compared to 2019, including a decline in cash proceeds related to the sales of Equipment Installment Plan (“EIP”) receivables in 2020 compared to 2019.

Trilogy International Partners Inc.	Fourth Quarter 2020

Investing activities

Cash flow used in investing activities increased by $40.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to $70.6 million in cash proceeds received in 2019 from the closings of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Consolidated Financial Statements. The increase was further impacted by $10.0 million of purchases of short-term investments in 2020. These increases were partially offset by the renewal of the license for NuevaTel’s 1900 MHz spectrum holdings for $30.2 million in 2019 and a $7.9 million decrease in purchases of property and equipment in 2020.

Financing activities

Cash flow provided by financing activities increased by $33.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This change was primarily due to a $58.6 million increase in proceeds from debt, net of payments, mainly attributable to cash proceeds from the issuance of $50 million of senior secured notes by Trilogy International South Pacific LLC in 2020. The year over year increase of cash inflows was partially offset by proceeds from the NuevaTel tower sale-leaseback transaction financing obligation of $18.9 million in 2019.

Guidance

Performance Against Full Year Guidance

Due to the uncertainty and unpredictability resulting from the COVID-19 pandemic, the Company did not provide formal guidance for 2020. We did, however, provide directional information based on internal metrics and trends. Excluding the impact of the new revenue standard, foreign currency and potential effect of the COVID-19 pandemic, our growth in 2020 for New Zealand service revenues was expected to be in the low-to-mid single digit percentages and growth in Segment Adjusted EBITDA was expected to be in the mid-to-high single digit percentages. In Bolivia, declines for both service revenues and Segment Adjusted EBITDA were expected to be in the low-to-mid teen percentages. Actual results, excluding the impact of the new revenue standard and foreign currency, were as follows: New Zealand service revenues increased 8% and Segment Adjusted EBITDA increased 13%; Bolivia service revenues declined 27% and Segment Adjusted EBITDA declined 76%.

Trilogy International Partners Inc.	Fourth Quarter 2020

Full Year 2021 Guidance

In 2020, our New Zealand business generated strong financial results with service revenues and Segment Adjusted EBITDA increasing 6% and 5%, respectively. Excluding the impact of the new revenue standard and foreign currency, service revenues and Segment Adjusted EBITDA increased by 8% and 13%, respectively. We note these strong results were despite COVID-19 impacts resulting from border closures and quarantine measures during the year which significantly impacted international roaming revenues and retail activity.

We expect roaming revenues and retail activity will continue to be impacted through 2021. We also note that certain COVID-related government assistance programs in New Zealand have lapsed or are expected to lapse during the year. Thus, our 2021 outlook contemplates inherent uncertainty related to economic conditions in New Zealand and more broadly.

Core capital expenditures are expected to increase meaningfully in 2021 as the New Zealand business prepares for a 5G launch later this year. We anticipate capital expenditures to be in the low 20s as a percentage of service revenues compared to capital intensity of 18% in 2020.

(in millions)	2020 Actual	2020 Actual – Excluding the impact of New Revenue Standard(1)	2021 Guidance – Excluding the impact of New Revenue Standard and Foreign Currency

New Zealand
Service revenues	$357.0	$357.9	Increase of 2% to 4%
Segment Adjusted EBITDA	$111.4	$106.9	Increase of 2% to 4%
(1)
Excludes the effects of the implementation of ASC 606 “Revenue from Contracts with Customers” (New Revenue Standard) of ($0.9) million for service revenues and $4.5 million for Segment Adjusted EBITDA. See Note 13 – Revenue from Contracts with Customers to the Consolidated Financial Statements for additional information.

In Bolivia, the operating environment remains uncertain as the country begins to emerge from the impact of COVID-19. As such, while we expect improvement in operating and financial metrics over the course of 2021, the pace of any recovery is uncertain. Regarding capital expenditures, we will continue to be disciplined as we balance investment and cash management.

We will continue to closely monitor operating environment dynamics related to COVID-19 and impact on each of our businesses and will provide updates to our guidance as appropriate.

The above table outlines guidance ranges for selected full year 2021 New Zealand financial metrics. These ranges take into consideration our current outlook and our actual results for 2020. The purpose of the financial outlook is to assist investors, shareholders and others in understanding certain financial metrics relating to expected 2021 financial results for evaluating the performance of this business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information” in this press release and "Cautionary Note Regarding Forward-Looking Statements" in our MD&A and in our Annual Report on Form 20-F, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with the annual full year plans reviewed by the TIP Inc. board of directors. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

Trilogy International Partners Inc.	Fourth Quarter 2020

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (income) (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net (loss) income, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg	2020	2019	% Chg

Net (loss) income	(20.2)	38.4	(153%)	(79.7)	24.0	(432%)

Add:
Interest expense	12.7	11.3	13%	46.5	46.0	1%
Depreciation, amortization and accretion	27.3	27.9	(2%)	107.0	109.8	(3%)
Income tax expense (benefit)	5.5	(44.4)	112%	23.1	(40.8)	157%
Change in fair value of warrant liability	(0.1)	(0.2)	66%	0.0	(0.0)	n/m
Other, net	1.5	(1.5)	195%	4.6	(0.6)	931%
Equity-based compensation	0.9	1.0	(15%)	5.6	4.0	39%
Gain on disposal of assets and sale-leaseback transaction	(0.0)	(1.0)	100%	(2.5)	(11.2)	77%
Transaction and other nonrecurring costs(1)	1.1	0.7	64%	2.4	6.9	(66%)
Consolidated Adjusted EBITDA(2)	28.6	32.2	(11%)	107.0	138.3	(23%)
Net (loss) income margin(3)	(15.0%)	29.3%	(44.2)pts	(15.8%)	4.5%	(20.3)pts
Consolidated Adjusted EBITDA Margin(2) (4)	21.3%	24.5%	(3.3)pts	21.2%	25.8%	(4.6)pts

n/m - not meaningful; pts - percentage points
Notes:
(1) 2020 includes $1.6 million of workforce reduction restructuring costs in response to the impact of the COVID-19 pandemic. 2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $5.4 million.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Net (loss) income margin is calculated as Net loss divided by Service revenues.
(4) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Trilogy International Partners Inc.	Fourth Quarter 2020

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

	2020				2019
(US dollars in millions except per share data, unaudited)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Service revenues	134.6	126.3	115.3	127.8	131.2	134.1	136.1	135.1
Equipment sales	34.2	27.5	19.7	25.0	34.9	26.4	43.5	52.6
Total revenues	168.8	153.7	135.0	152.8	166.1	160.5	179.6	187.7
Operating expenses	(169.4)	(149.5)	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)
Operating (loss) income	(0.6)	4.3	(8.3)	(0.8)	3.6	6.3	6.7	12.1
Interest expense	(12.7)	(11.3)	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)
Change in fair value of warrant liability	0.1	(0.1)	-	(0.1)	0.2	0.2	0.1	(0.4)
Other, net	(1.5)	(0.2)	(1.0)	(2.0)	1.5	0.4	(0.2)	(1.2)
Loss before income taxes	(14.7)	(7.3)	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)
Income tax (expense) benefit	(5.5)	(15.7)	1.2	(3.1)	44.4	(0.8)	(1.1)	(1.7)
Net (loss) income	(20.2)	(23.0)	(19.2)	(17.3)	38.4	(5.1)	(6.4)	(2.9)
Net loss (income) attributable to noncontrolling interests	7.8	9.8	8.2	6.1	(21.1)	0.3	0.7	(1.1)
Net (loss) income attributable to TIP Inc.	(12.4)	(13.2)	(11.0)	(11.1)	17.3	(4.8)	(5.6)	(4.0)
Net (loss) income attributable to TIP Inc. per share:
Basic	(0.21)	(0.23)	(0.19)	(0.19)	0.30	(0.08)	(0.10)	(0.07)
Diluted	(0.21)	(0.23)	(0.19)	(0.19)	0.30	(0.08)	(0.10)	(0.07)

Trilogy International Partners Inc.	Fourth Quarter 2020

Supplementary Information

Consolidated Statements of Operations and Comprehensive (Loss) Income

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2020	2019	2020	2019

Revenues
Wireless service revenues	107.8	110.7	411.5	457.2
Wireline service revenues	24.0	18.0	83.5	69.3
Equipment sales	34.2	34.9	106.3	157.5
Non-subscriber international long distance and other revenues	2.8	2.4	9.0	9.9
Total revenues	168.8	166.1	610.3	693.9

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	53.8	50.3	202.9	197.2
Cost of equipment sales	37.8	37.2	115.8	164.5
Sales and marketing	22.3	20.1	80.3	83.1
General and administrative	28.2	28.1	112.3	121.7
Depreciation, amortization and accretion	27.3	27.9	107.0	109.8
Gain on disposal of assets and sale-leaseback transaction	(0.0)	(1.0)	(2.5)	(11.2)
Total operating expenses	169.4	162.5	615.7	665.3
Operating (loss) income	(0.6)	3.6	(5.4)	28.7

Other (expenses) income
Interest expense	(12.7)	(11.3)	(46.5)	(46.0)
Change in fair value of warrant liability	0.1	0.2	-	-
Other, net	(1.5)	1.5	(4.6)	0.6
Total other expenses, net	(14.1)	(9.6)	(51.2)	(45.4)
Loss before income taxes	(14.7)	(6.0)	(56.6)	(16.8)

Income tax (expense) benefit	(5.5)	44.4	(23.1)	40.8
Net (loss) income	(20.2)	38.4	(79.7)	24.0
Less: Net loss (income) attributable to noncontrolling interests	7.8	(21.1)	31.9	(21.1)
Net (loss) income attributable to Trilogy International Partners Inc.	(12.4)	17.3	(47.8)	2.9

Comprehensive (loss) income
Net (loss) income	(20.2)	38.4	(79.7)	24.0
Other comprehensive income:
Foreign currency translation adjustments	16.3	10.5	10.8	2.0
Other comprehensive income	16.3	10.5	10.8	2.0
Comprehensive (loss) income	(3.9)	48.9	(68.9)	26.0
Comprehensive (income) loss attributable to noncontrolling interests	(0.3)	(26.3)	26.6	(22.1)
Comprehensive (loss) income attributable to Trilogy International Partners Inc.	(4.2)	22.6	(42.3)	3.9

Trilogy International Partners Inc.	Fourth Quarter 2020

Consolidated Balance Sheets

(US dollars in millions)	December 31, 2020	December 31, 2019

ASSETS
Current assets:
Cash and cash equivalents	71.2	76.7
Restricted cash	31.3	1.7
Short-term investments	10.0	-
Accounts receivable, net	55.4	60.9
EIP receivables, net	43.5	31.8
Inventory	14.6	19.5
Prepaid expenses and other current assets	28.8	24.2
Total current assets	254.9	214.8

Property and equipment, net	362.9	378.9
Operating lease right-of-use assets, net	156.0	-
License costs and other intangible assets, net	85.5	95.8
Goodwill	10.2	9.0
Long-term EIP receivables	37.3	35.8
Deferred income taxes	37.6	73.2
Other assets	44.6	31.2
Total assets	989.0	838.6

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	19.9	28.5
Construction accounts payable	16.5	28.8
Current portion of debt and financing lease liabilities	21.0	32.4
Customer deposits and unearned revenue	27.4	20.2
Short-term operating lease liabilities	17.9	-
Other current liabilities and accrued expenses	116.4	123.6
Total current liabilities	219.1	233.5

Long-term debt and financing lease liabilities	630.8	528.7
Deferred gain	-	49.1
Deferred income taxes	8.0	9.7
Non-current operating lease liabilities	138.5	-
Other non-current liabilities	31.6	25.3
Total liabilities	1,027.9	846.4

Commitments and contingencies

Total shareholders’ deficit	(38.9)	(7.8)

Total liabilities and shareholders’ deficit	989.0	838.6

Trilogy International Partners Inc.	Fourth Quarter 2020

Consolidated Statements of Cash Flows

	Twelve Months Ended December 31,
(US dollars in millions)	2020	2019

Operating activities:
Net (loss) income	(79.7)	24.0
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	13.9	11.8
Depreciation, amortization and accretion	107.0	109.8
Equity-based compensation	5.6	4.0
Gain on disposal of assets and sale-leaseback transaction	(2.5)	(11.2)
Non-cash right-of-use asset lease expense	18.7	-
Non-cash interest expense, net	4.2	2.9
Settlement of cash flow hedges	(1.6)	(1.1)
Non-cash loss from change in fair value on cash flow hedges	2.5	1.5
Unrealized loss on foreign exchange transactions	0.4	1.2
Deferred income taxes	15.3	(64.7)
Changes in operating assets and liabilities:
Accounts receivable	(4.7)	1.3
EIP receivables	(10.5)	(24.8)
Inventory	5.5	26.9
Prepaid expenses and other current assets	(4.8)	(5.3)
Other assets	(2.0)	(4.5)
Accounts payable	(8.9)	(8.1)
Operating lease liabilities	(16.8)	-
Other current liabilities and accrued expenses	(5.8)	(19.5)
Customer deposits and unearned revenue	5.1	1.2
Net cash provided by operating activities	40.9	45.7

Investing activities:
Purchase of property and equipment	(77.3)	(85.2)
Purchase of short-term investments	(10.0)	-
Proceeds from sale-leaseback transaction	5.8	70.6
Purchase of spectrum licenses and other additions to license costs	-	(30.7)
Maturities and sales of short-term investments	-	2.0
Other, net	(4.9)	(2.9)
Net cash (used in) provided by investing activities	(86.4)	(46.3)

Financing activities:
Proceeds from debt	346.7	214.5
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(275.1)	(201.5)
Proceeds from sale-leaseback financing obligation	-	18.9
Proceeds from EIP receivables financing obligation	12.6	17.5
Dividends to shareholders and noncontrolling interests	(11.7)	(8.4)
Payments of financed license obligation	-	(6.4)
Debt issuance, modification and extinguishment costs	(4.4)	(0.4)
Other, net	(0.2)	(0.1)
Net cash provided by financing activities	67.8	34.0

Net increase in cash, cash equivalents and restricted cash	22.3	33.4
Cash, cash equivalents and restricted cash, beginning of period	78.5	44.5
Effect of exchange rate changes	1.8	0.6
Cash, cash equivalents and restricted cash, end of period	102.5	78.5

Trilogy International Partners Inc.	Fourth Quarter 2020

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in Trilogy LLC’s and its subsidiaries’ credit agreements, including certain limitations on Trilogy LLC’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; the ability of 2degrees to consummate a partial listing of its shares on the New Zealand Stock Exchange and/or the Australian Securities Exchange, the timing of any such listing, and, as the result of any such listing, the reduction of debt, the acceleration of growth initiatives at 2degrees, and the expected level of the TIP Inc.’s retained interest in 2degrees; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or its subsidiaries’ ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia, including the impact of the recent presidential election; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Trilogy International Partners Inc.	Fourth Quarter 2020

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Trilogy International Partners Inc.	Fourth Quarter 2020